Mail Stop 4561

December 24, 2008

VIA USMAIL and FAX (314) 342 - 2115

Mr. James M. Zemlyak
Chief Financial Officer
Stifel Financial Corporation
501 N. Broadway
St. Louis, Missouri 63102 - 2188

>   **Re: Stifel Financial Corporation**
>   **Form 10-K for the year ended 12/31/2007**
>   **Filed on 3/4/2008**
>   **File No. 001-09305**

Dear Mr. James M. Zemlyak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note A – Summary of Significant Accounting and Reporting Policies

Investments, page 71

1.   We note Investments represent marketable and non-marketable securities not
        included in the broker-dealer trading inventory and are investments in private
        equity partnerships, startup companies and other venture capital investments. We
        also note your disclosure that these amounts are carried at fair value and some at
        accreted cost. Please tell us if these investments are accounted for under SFAS
        115 or APB 18 to clarify the basis for the recorded value of these assets. Lastly,
        we note the Investments asset is comprised of various items including amounts
        related to your deferred compensation plans, investments in qualified Missouri
        businesses, etc. Tell us what consideration was given to providing a tabular
        presentation showing the different components of this asset with appropriate
        references to the relevant footnotes.

Note B – Acquisitions

Significant Acquisitions, pages 78 – 81

2.   We note that as part of the Ryan Beck acquisition, you agreed to contingent earn-
        out payments based on revenues generated by specified individuals in the
        acquired divisions.   Tell us how you considered the guidance in paragraph 34 of
        SFAS 141 and EITF 95-8 in determining whether these contingent considerations
        should be accounted for as an adjustment to the purchase price or as
        compensation.

Note P – Stock-Based Compensation Plans

Stock Units, pages 94 – 95

3.   Clarify how you are accounting for the issuance of restricted stock units under
        your 2007 Incentive Stock Plan pursuant to SFAS 123(R). In this regard, to the
        extent that stock-based compensation is classified as a liability, include in your
        response a description of your re-measurement policy consistent with the
        guidance in paragraph 37 of SFAS 123(R). In addition, clarify how fair value is
        determined and any assumptions in making that determination.

<u>Note T – Segment Reporting, pages 100 – 101</u>

4.   Please tell us what consideration was given to disclosing the reportable segments' assets and reconcile them to the enterprise's consolidated assets.   Reference is made to paragraph 32(c) of SFAS 131.

<u>Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Annual Incentive Compensation, page 26</u>

5.   We note the factors the compensation committee weighed in determining the annual incentive compensation for your named executive officers. In future filings, please expand your disclosure to discuss how the committee applied these factors to each named executive officer and determined the level of compensation payable for such named executive officer. To the extent compensation decisions are based on achieving certain target levels, please quantify those target levels. Please tell us how you intend to comply with this comment.

<u>Long-Term Incentive Awards, page 29</u>

6.   We note your disclosure that long-term incentive awards are based upon the creation of shareholder value and an increase to your stock price. Please expand your discussion and analysis of the factors the compensation committee considered in determining the amount of long-term incentive compensation awarded to each named executive officer. To the extent long-term incentives are based on achieving certain target levels, please quantify those target levels. In addition, we note that the compensation committee has discretionary authority to set long-term incentive awards. Please disclose if the committee exercised its discretionary authority. Provide this information in future filings and tell us how you intend to comply.

Executive Compensation in the Last Fiscal Year

Nonqualified Deferred Compensation, page 40

7.   In future filings, please include a footnote to your Nonqualified Deferred
        Compensation Table quantifying the extent to which the amounts reported in the
        "Aggregate Earnings" column are reported as compensation in your Summary
        Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-
        K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note C – Fair Value Measurements, pages 24 – 25

8.   For the amount of unrealized losses included in net income for your Level 3
        assets, please tell us and disclose the amount attributable to assets still held at the
        reporting date and a description of where these amounts are reported in the
        statement of income.   Reference is made to paragraph 32(d) of SFAS 157.

Certifications

9.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   The discrepancy involves modifying the
        wording in paragraph 4(d). Please confirm that in future filings, you will file
        certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-
        K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or Cicely LaMothe at (202) 551 – 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 - 3404 or me at (202) 551 – 3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief